EXHIBIT 99.(a)(8)

MLMP ACQUISITION PARTNERS, LLC AMENDS TERMS OF ITS TENDER OFFER FOR UNITS OF ML MEDIA PARTNERS, L.P.

GREENWOOD VILLAGE, COLORADO, November 4, 2003. MLMP Acquisition Partners, LLC (the "Purchaser") announced today that it has increased the offer price in connection with its offer to purchase for cash up to 18,799 limited partnership units of ML Media Partners, L.P. The offer price has been increased to $601 per Unit, in cash, reduced by any cash distributions made or declared on or after October 30, 2003, with interest at the rate of 3% per annum from the expiration date until the date of payment. The offer will still expire at 5:00 p.m., New York time, on Friday, December 5, 2003, unless extended. All other terms and conditions of the tender offer are set forth in the Offer to Purchase, dated October 30, 2003 (the "Offer to Purchase").

Tendering unitholders may withdraw tenders of units at any time prior to the expiration date of the offer. If Units previously tendered pursuant to the offer are not withdrawn prior to the expiration date, the tendering unitholders will be entitled to the offer price in effect at the expiration of the offer. The Purchaser will circulate a supplement to the Offer to Purchase as well as a revised Agreement of Assignment and Transfer. Unitholders who have already tendered Units pursuant to the offer need not take any further action. The Company may amend, extend or terminate the offer at any time as provided in the Offer to Purchase.

The Purchaser is controlled by its managing member, Madison Investment Partners 26, LLC, which is wholly owned by Madison Capital Group, LLC ("Madison"). Madison is a privately held investment management firm.

Questions and requests for assistance or additional copies of tender offer materials may also be directed to MLMP Acquisition Partners, LLC, 4220 Shawnee Mission Parkway, Suite 310A, Fairway, KS 66205, at telephone number
(800) 513-2205.

                                * * * * * *

     THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF ACCEPTANCE OF THE TENDER OFFER, WHICH MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED AGREEMENT OF ASSIGNMENT AND TRANSFER.